UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
033-19411-C
NOTIFICATION OF LATE FILING
CUSIP NUMBER
88165E 10 5

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:  December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
TetriDyn Solutions, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
1651 Alvin Ricken Drive
Address of Principal Executive Office (Street and Number)
Pocatello, ID 83201
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

In connection with their final review, the Company’s auditors elected to complete additional inventory confirmation, which could not be completed prior to March 31, 2011.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James R. Kruse	801	531-7090
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our net loss for the year ended December 31, 2010, is $400,227, on revenues of $672,755, compared to a net profit of $381,442, on revenues of $867,341 for the year ended December 31, 2009.

TetriDyn Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By	/s/ David W. Hempstead
David W. Hempstead, President
Principal Executive Officer
Principal Financial and Accounting Officer

WEBB & COMPANY, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

March 31, 2011

TetriDyn Solutions, Inc.
Mr. Dave Hempstead
1651 Alvin Ricken Drive
Pocatello, ID 83201

Dear Mr. Hempstead:

Please be advised that due to our inability to timely perform inventory observation procedures we cannot furnish our audit opinion in your December 31, 2010 Form 10-K which is due on March 31, 2011.

Regards,

/s/ Webb & Company, P.A.

Webb & Company, P.A.
Certified Public Accountants

1501 Corporate Drive, Suite 150 Ÿ Boynton Beach, FL  33426
Telephone: (561) 752-1721 Ÿ Fax: (561) 734-8562
www.cpawebb.com